8-66052 AB 3/5

[redacted]

09058412

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-[illegible]

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Circadian Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 Oak Drive
(No. and Street)

Riverside	CT	06878
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Geske (203) 570-7950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Housman & Bloch, LLP
(Name – *if individual, state last, first, middle name*)

45 Knollwood Road	Elmsford	NY	10523
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

FEB 27 2009

Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Geske, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Circadian Partners LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KENNETH REED
NOTARY PUBLIC
My Commission Expires 11/30/2013
State of Connecticut
County of Fairfield

Notary Public

Signature

Managing Partner
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOUSMAN & BLOCH, LLP
Certified Public Accountants

45 KNOLLWOOD ROAD
ELMSFORD, NEW YORK 10523
(914) 347-5180
FACSIMILE (914) 347-5182

60 EAST 42nd STREET, 46th FLOOR
NEW YORK, NEW YORK 10165
(212) 697-8757
FACSIMILE (212) 697-0877

To the member of:
Circadian Partners LLC
22 Oak Drive
Riverside, CT 06878

Dear David,

In planning and performing our audit of the financial statements and supplemental schedules of Circadian Partners LLC (the "Company") as of December 31, 2008 and for year ended December 31, 2008, on which we issued a report dated February 15, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the company, including tests of compliance with such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness in a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may not occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

HOUSMAN & BLOCH, LLP

To the member of:
Circadian Partners LLC

This report is intended solely for the information and use by the partners of Circadian Partners LLC, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Very truly,

Housman & Bloch LLP

Housman & Bloch LLP

New York, New York
February 15, 2009

CIRCADIAN PARTNERS LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2008

HOUSMAN & BLOCH, LLP

CIRCADIAN PARTNERS LLC

INDEX TO THE FINANCIAL STATEMENTS

HOUSMAN & BLOCH, LLP
Certified Public Accountants

45 KNOLLWOOD ROAD
ELMSFORD, NEW YORK 10523
(914) 347-5180
FACSIMILE (914) 347-5182

60 EAST 42nd STREET, 46th FLOOR
NEW YORK, NEW YORK 10165
(212) 697-8757
FACSIMILE (212) 697-0877

Circadian Partners LLC
22 Oak Drive
Riverside, CT 06878

Independent Auditors' Report

We have audited the accompanying balance sheet of Circadian Partners LLC, at December 31, 2008 and the related statements of operations, member's equity and cash flows for the year ended December 31, 2007. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Unites States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Circadian Partners LLC as of December 31, 2008 and the results of its operations, member's equity and cash flows for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Housman & Bloch LLP

New York, New York
February 15, 2009

CIRCADIAN PARTNERS LLC
BALANCE SHEET
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS		
Cash	$	19,136
Accounts receivable		26,863
Total Current Assets		45,999
FIXED ASSETS - Net of accumulated depreciation of $10,979 (Note 1)		6,576
TOTAL ASSETS	$	52,575

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	10,581
COMMITMENTS AND CONTINGENCIES (NOTE 1)		
MEMBER'S EQUITY		41,994
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	52,575

The accompanying notes are an integral part of these financial statements.

CIRCADIAN PARTNERS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

FEE INCOME	$ 291,824
OPERATING EXPENSES	
Dues and subscriptions	695
Travel & entertainment	937
Insurance	527
Office supplies	336
Automobile expenses	10,880
Sundry and bank charges	945
Depreciation and amortization	632
Total Operating Expenses	14,952
Net Income	$ 276,872

The accompanying notes are an integral part of these financial statements.

CIRCADIAN PARTNERS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

MEMBER'S EQUITY

Member's equity - January 1, 2008	$ 45,984
Net Income for the year ended December 31, 2008	276,872
Member's distributions	(280,862)
MEMBER'S EQUITY - DECEMBER 31, 2008	$ 41,994

The accompanying notes are an integral part of these financial statements.

CIRCADIAN PARTNERS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 276,872
Adjustments: Depreciation	632
Accounts receivable	(9,811)
Accounts payable	8,147
Total Cash Flows From Operating Activities	275,840
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member's distributions	(280,862)
Total Cash Flows from Financing Activities	(280,862)
INCREASE (DECREASE) IN CASH FLOWS	(5,022)
CASH AT JANUARY 1, 2008	24,158
CASH AT DECEMBER 31, 2008	$ 19,136

The accompanying notes are an integral part of these financial statements.

CIRCADIAN PARTNERS LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A) Business Activity: Circadian Partners LLC ("the Company") was formed on April 4, 2003 as a limited liability company under the laws of the State of Connecticut. The company provides consulting, advisory and private placement services to alternative asset investment managers.

The company filed an application for registration as a limited purpose broker dealer under Section 15(b) of the Securities Exchange Act of 1933, as amended. The date of inception as a registered broker dealer with the National Association of Securities Dealers, Inc. ("NASD") was November 18, 2003.

B) Fixed Assets: The company records fixed assets at cost. Depreciation is recorded using various methods over the estimated useful life of the asset. Leasehold improvements, if any, are amortized on a straight line basis over the shorter of the estimated useful life of the asset or the term of the lease. Disposition of fixed assets are reported in the year of sale along with any corresponding gain or (loss) on disposition. Expenditures for repairs and maintenance are expensed as incurred.

As of December 31, 2008 fixed assets comprised the following:

Office equipment	$ 17,555
Less: Accumulated Depreciation	(10,979)
Net Fixed Assets	$ 6,576

C) Income Taxes: The company was formed as a limited liability company. Company income is taxed directly to the members' Accordingly, a provision for taxes has not been made.

D) Cash and cash Equivalents: The company considers securities with maturities of three months or less, when purchased, to be cash equivalents. The company maintains cash and cash equivalents in accounts protected by insurance. At December 31, 2007 the company did not maintain any cash accounts that were not covered by insurance.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

E) Contingencies: Contingencies include the usual obligations of a broker dealer. At December 31, 2008 there were no unusual contingencies.

F) Concentration of Risk: Substantially all of the company's business activity is located within the tri-state metropolitan area.

G) Customer Accounts: The company did not maintain any customer accounts in 2008.

H) Rule 15c-3 Exemption:
The company claims exemption from the requirements of Rule 15c-3 under Section K2(i) of the rule.

NOTE 2 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-1)

At December 31, 2008 the company maintained net capital of $8,555 which was $3,555 in excess of its required net capital requirement of $5,000.

At December 31, 2008 the company's aggregated indebtedness to net capital ratio was 1.24 to 1.

Supplementary Financial Information

CIRCADIAN PARTNERS LLC
SUPPLEMENTARY FINANCIAL INFORMATION
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Member's equity	$ 41,994
Less: Non-allowable Assets:	
Accounts receivable	26,863
Fixed assets	6,576
NET CAPITAL	$ 8,555

AGGREGATED INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Aggregated indebtedness	
Accounts payable	$ 10,581
Total Aggregated Indebtedness	10,581
Net Capital	$ 8,555
RATIO: AGGREGATED INDEBTEDNESS TO NET CAPITAL	1.24 to 1

The are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS report as of December 31, 2007.